**Mercedes-Benz Auto Receivables Trust 2013-1**

**Investor Report**

Collection Period Ended    31-May-2016

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 35 | | | |
| Collection Period (from... to) | 1-May-2016 | 31-May-2016 | | |
| Determination Date | 13-Jun-2016 | | | |
| Record Date | 14-Jun-2016 | | | |
| Distribution Date | 15-Jun-2016 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 16-May-2016 | 15-Jun-2016 | Actual/360 Days | 30 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-May-2016 | 15-Jun-2016 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,900,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 305,600,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 275,500,000.00 | 22,215,669.36 | 10,214,767.27 | 12,000,902.09 | 43.560443 | 0.037077 |
| Class A-4 Notes | 115,000,000.00 | 115,000,000.00 | 115,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **975,000,000.00** | **137,215,669.36** | **125,214,767.27** | **12,000,902.09** | | |
| Overcollateralization | 24,950,218.09 | 24,998,755.45 | 24,998,755.45 | | | |
| Adjusted Pool Balance | 999,950,218.09 | 162,214,424.81 | 150,213,522.72 | | | |
| Yield Supplement Overcollateralization Amount | 38,846,335.94 | 5,565,713.33 | 5,092,519.83 | | | |
| **Pool Balance** | **1,038,796,554.03** | **167,780,138.14** | **155,306,042.55** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 24,950,218.09 | 2.50% |
| Target Overcollateralization Amount | 24,998,755.45 | 2.50% |
| Current Overcollateralization Amount | 24,998,755.45 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.220000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.500000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.780000% | 14,440.19 | 0.052414 | 12,015,342.28 | 43.612858 |
| Class A-4 Notes | 1.130000% | 108,291.67 | 0.941667 | 108,291.67 | 0.941667 |
| **Total** | | **$122,731.86** | | **$12,123,633.95** | |

Amounts in USD

## Available Funds

| | |
|---|---|
| Principal Collections | 12,290,507.31 |
| Interest Collections | 375,900.34 |
| Net Liquidation Proceeds | 0.00 |
| Recoveries | 50,444.90 |
| Purchase Amounts | 0.00 |
| Advances made by the Servicer | 0.00 |
| Investment Earnings | 2,464.88 |
| **Available Collections** | **12,719,317.43** |
| Reserve Fund Draw Amount | 0.00 |
| **Available Funds** | **12,719,317.43** |

## Distributions

| | |
|---|---|
| (1) Total Servicing Fee | 139,816.78 |
|    Nonrecoverable Advances to the Servicer | 0.00 |
| (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| (3) Interest Distributable Amount Class A Notes | 122,731.86 |
| (4) Priority Principal Distributable Amount | 0.00 |
| (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| (6) Regular Principal Distributable Amount | 12,000,902.09 |
| (7) Additional Servicing Fee and Transition Costs | 0.00 |
| (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| (9) Excess Collections to Certificateholders | 455,866.70 |
| **Total Distribution** | **12,719,317.43** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 139,816.78 | 139,816.78 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 122,731.86 | 122,731.86 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3 Notes | 14,440.19 | 14,440.19 | 0.00 |
|    thereof on Class A-4 Notes | 108,291.67 | 108,291.67 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 122,731.86 | 122,731.86 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 12,000,902.09 | 12,000,902.09 | 0.00 |
| Aggregate Principal Distributable Amount | 12,000,902.09 | 12,000,902.09 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---|
| Reserve Fund Required Amount | 2,499,875.55 |
| Reserve Fund Amount - Beginning Balance | 2,499,875.55 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 441.93 |
| minus Net Investment Earnings | 441.93 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,499,875.55 |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 441.93 |
| Net Investment Earnings on the Collection Account | 2,022.95 |
| Investment Earnings for the Collection Period | 2,464.88 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,038,796,554.03 | 37,777 |
| Pool Balance beginning of Collection Period | 167,780,138.14 | 14,325 |
| Principal Collections | 8,603,543.13 | |
| Principal Collections attributable to Full Pay-offs | 3,686,964.18 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 183,588.28 | |
| Pool Balance end of Collection Period | 155,306,042.55 | 13,857 |
| Pool Factor | 14.95% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.85% | 2.72% |
| Weighted Average Number of Remaining Payments | 50.26 | 21.56 |
| Weighted Average Seasoning (months) | 12.41 | 43.73 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 153,830,924.24 | 13,759 | 99.05% |
| 31-60 Days Delinquent | 1,111,297.63 | 76 | 0.72% |
| 61-90 Days Delinquent | 256,469.76 | 16 | 0.17% |
| 91-120 Days Delinquent | 107,350.92 | 6 | 0.07% |
| Total | 155,306,042.55 | 13,857 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 183,588.28 | 9 | 6,858,560.37 | 274 |
| Principal Net Liquidation Proceeds | - | | 430,081.17 | |
| Principal Recoveries | 33,374.01 | | 3,379,714.23 | |
| Principal Net Loss / (Gain) | 150,214.27 | | 3,048,764.97 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | | |
|---|---|---|
| Current Collection Period | 1.116% | |
| Prior Collection Period | 0.123 % | |
| Second Prior Collection Period | (0.734%) | |
| Third Prior Collection Period | (0.194%) | |
| Four Month Average | 0.078% | |

| | | |
|---|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | | 0.293% |
| **Average Net Loss / (Gain)** | | 11,126.88 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.